FILED BY IMCO RECYCLING INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NO.: 1-7170

SUBJECT COMPANY: COMMONWEALTH INDUSTRIES, INC.

COMMISSION FILE NO.: 0-25642

Forward-Looking Statements

Certain statements set forth herein may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements regarding the consummation of the closing of the definitive merger agreement and IMCO’s and Commonwealth’s and their respective subsidiaries’ expected future financial position, results of operations, cash flows, funds from operations, dividends, financing plans, business strategy, budgets, projected costs, capital expenditures, anticipated synergies, competitive position, technical capabilities, access to capital and growth opportunities are forward-looking statements. Such forward-looking statements are based on management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which IMCO and Commonwealth are unable to predict or control, that may cause the companies’ actual results or performance to materially differ from any future results or performance expressed or implied by such statements. Such factors may include, without limitation, the ability to complete the merger while obtaining the approval of the regulatory agencies and shareholders, the ability to successfully integrate and achieve cost savings and revenue enhancements in connection with the transaction, the success of the implementation of the information system across both companies, any increase in the cost of capital, the effect of global economic conditions, the ability to achieve the level of cost savings or productivity improvements anticipated by management, the effect (including possible increases in the cost of doing business) resulting from war or terrorist activities or political uncertainties, the ability to successfully implement new marketing and sales strategies, the impact of competitive products and pricing, product development and commercialization, availability and cost of critical raw materials, the ability to effectively hedge the cost of raw materials, capacity and supply constraints or difficulties, the success of IMCO and Commonwealth in implementing their respective business strategies, and other risks as detailed in the companies’ various filings with the SEC.

Additional Information

On July 21, 2004 IMCO filed a Registration Statement on Form S-4 and IMCO and Commonwealth filed a joint proxy statement/prospectus, in addition to other relevant documents concerning the proposed merger transaction, with the SEC. Investors are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. You may obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by IMCO free of charge by requesting them in writing from IMCO or by telephone at (972) 401-7200. You may obtain documents filed with the SEC by Commonwealth free of charge by requesting them in writing from Commonwealth or by telephone at (502) 589-8100. IMCO and Commonwealth, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of IMCO and Commonwealth in connection with the merger. Information about the directors and executive officers of IMCO and their ownership of IMCO stock is set forth in the proxy statement for IMCO’s 2004 Annual Meeting of Stockholders. Information about the directors and executive officers of Commonwealth and their ownership of Commonwealth stock is set forth in the proxy statement for Commonwealth’s 2004 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.

The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Press release dated August 12, 2004

Contacts:

Paul V. Dufour – IMCO Recycling Inc. (972) 401-7391

Kim S. Knotts – Commonwealth Industries, Inc. (502) 588-8207

For Immediate Release	August 12, 2004

IMCO RECYCLING AND COMMONWEALTH INDUSTRIES ANNOUNCE EXECUTIVE

RETIREMENTS AS WELL AS APPOINTMENTS FOLLOWING PROPOSED MERGER

Irving, Texas — IMCO Recycling Inc. (NYSE:IMR) and Commonwealth Industries, Inc. (NASDAQ/NM:CMIN) today announced the planned retirements of two executives and the appointments of several others who will assume positions in the company to be formed if IMCO’s and Commonwealth’s proposal to merge receives the necessary stockholder and regulatory approvals.

The proposed merger is expected to close in the fourth quarter of 2004.

On June 17 it was announced that Steven J. Demetriou, president and chief executive officer and a director of Commonwealth, would become chairman and chief executive officer of the merged company. Today he said that Richard L. Kerr, president and chief executive officer of IMCO, has decided to retire when the merger closes. Mr. Demetriou said that Mr. Kerr, 61 years old, “has worked in the aluminum industry for 35 years and has been instrumental in the development and growth of IMCO. He has served as chairman of The Aluminum Association and his important contributions to the industry are well known. We look forward to an ongoing relationship with Dick.”

Prior to joining IMCO, Mr. Kerr worked for Alcoa in several key management positions. He joined IMCO in 1984 when the company had one processing plant and held increasingly responsible executive positions as the company grew through acquisitions and internal expansion. It now operates a total of

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26 facilities in the U.S. and abroad.

He said, “I’m confident that the proposed merger is the best course of action for the stockholders and employees of both companies, and I’m pleased to have had the opportunity to help lead, develop and implement this combination.”

In addition, Mr. Demetriou said that Paul V. Dufour, 65 years old and executive vice president and chief financial officer of IMCO, also has decided to retire when the merger closes. “Paul has played a strategic role in the leadership of IMCO and has managed its financial and administrative affairs since its formation over 17 years ago,” Mr. Demetriou said.

As previously announced, Chris Clegg will be general counsel and Mike Friday will be chief financial officer of the merged company. Messrs. Clegg and Friday will report to Mr. Demetriou.

The following individuals have been named to lead the merged company’s operating business units reporting to Mr. Demetriou.

—	John J. Wasz will continue as president of the aluminum fabricating business unit.

—	Joseph M. Byers, currently senior vice president, aluminum commercial for IMCO, will become president of the recycling and alloys business unit.

—	Barry K. Hamilton, currently president of U.S. Zinc Corporation, a wholly owned subsidiary of IMCO, will serve as president of the zinc business unit.

—	Dieter Koch and Roland Scharf-Bergmann, currently co-managing directors of VAW-IMCO GmbH of Germany, a wholly owned subsidiary of IMCO, will serve as co-managing directors of the European business unit.

In addition, the following individuals will have functional leadership roles in the merged company. Sean Stack will have

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responsibility for both treasury and all M&A activity. Jeffrey B. Holder, currently vice president, information technology for IMCO, will become head of the IT function for the merged company. Robert R. Holian, currently senior vice president, controller and chief accounting officer for IMCO, will become corporate controller of the new company. All three will report directly to the chief financial officer.

Denis Ray, who has worked at both IMCO and Commonwealth, will manage manufacturing shared services and report directly to Mr. Demetriou.

J. Tomas Barrett, currently senior vice president and assistant chief financial officer of IMCO, will serve as integration coordinator. This position is expected to continue six-to-twelve months post-closing.

Mr. Demetriou said, “Several other decisions remain to be made regarding the future leadership of the merged company. Our joint steering committee is continuing to work quickly to complete the new organization and to finalize the geographic locations of major activities. Our intention is to drive key responsibilities down into the business units and operating functions, with the goal of co-locating as much of the organizations as possible. We hope very shortly to announce pending decisions about other executive appointments, locations of business unit offices, and the name of the merged company.”

He also reported that the Federal Trade Commission has granted IMCO’s request for early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act.

IMCO Recycling Inc. is one of the world’s largest recyclers of aluminum and zinc. The company has 21 U.S. production plants and five international facilities located in Brazil, Germany, Mexico and Wales. IMCO Recycling’s headquarters office is in Irving, Texas.

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Commonwealth Industries, Inc. is one of North America’s leading manufacturers of aluminum sheet for the distribution, transportation, construction and consumer durables end-use sectors. The company has direct-chill casting facilities in Kentucky and continuous casting mini-mills in Ohio and California. Commonwealth’s headquarters office is in Louisville, Kentucky.

SAFE HARBOR REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These include statements regarding the upcoming merger with Commonwealth. Investors are cautioned that all forward-looking statements involve risks and uncertainties, and that actual results could differ materially from those described therein. These risks and uncertainties would include, without limitation, completion of the merger which, in turn, is subject to, among other things, the approval of the stockholders of both companies and the receipt of certain regulatory approvals; additional severance or similar costs incurred prior to completion of the merger; the success of IMCO and Commonwealth in securing sufficient financing on adequate terms to refinance certain of their outstanding debt; future unutilized capacity of the company’s various facilities; longer-than-expected shutdowns of auto manufacturing facilities for model changeovers or for other reasons; the availability at favorable cost of aluminum scrap and other metal supplies that the company processes; restrictions in place on the company’s capital expenditures and future growth imposed by its credit facilities; the ability of the company to enter into effective metals, natural gas and other commodity derivatives; the continuation of, or further declines in, the U.S. can recycling rate; future natural gas and other fuel costs of the company; a weakening in industrial demand resulting from a decline in U.S. or world economic conditions caused by terrorist activities or other unanticipated events; future downturns in the automotive markets in the U.S. and Europe; future decreases in recycling outsourcing by primary producers; future levels and timing of capital expenditures; fluctuations in operating margins for the products and services the company provides; the financial condition of its customers and the retention of its major customers; the timing and amounts of collections; the future mix of product sales vs. tolling business; currency exchange fluctuations; future writedowns or impairment charges which may be required because of the occurrence of some of the uncertainties listed above; and other risks listed in the company’s filings with the Securities and Exchange Commission, including but not limited to the reports on Form 10-K for the fiscal year ended December 31, 2003, and on Form 10-Q for the quarter ended June 30, 2004, particularly the sections entitled “Cautionary Statements For Purposes of Forward-Looking Statements” contained therein.

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